MGT Capital Investments, Inc.

500 Mamaroneck Avenue – Suite 204

Harrison, NY  10528

January 4, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs, Esq.

Assistant Director

Re:	MGT Capital Investments, Inc.

Registration Statement on Form S-3

Filed November 30, 2012 (File No. 333-185214)

Ladies and Gentlemen:

On behalf of MGT Capital Investments, Inc. (the “Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of December 27, 2012.

Staff Comment:

1. Please concisely inform potential investors of the scope of ongoing public distributions of securities being concurrently conducted, or advise us why you concluded that such disclosure is not necessary or appropriate. We refer to the registration statement on Form S-3 (File No. 333-182298) which was declared effective on September 25, 2012. Consider stating the aggregate amount of the shares or other securities offered to the public concurrently and indicate the extent to which the concurrent offerings are of a primary or secondary nature.

Response:

The Registration Statement has been revised to note that pursuant to the Registration Statement on Form S-3 that was declared effective by the SEC on September 25, 2012, the Company may offer for sale from time to time any combination of our common stock, preferred stock, debt, warrants, rights or units in one or more offerings up to a total of $10,000,000 of which we have sold 1,363,530 and may sell an additional $8,636,470. Additionally pursuant to the September 25, 2012 Registration Statement, selling shareholders may sell up to 1,128,942 shares of our common stock of which 1,053,942 shares are issuable upon the exercise of outstanding warrants. Please see page 1 of the registration statement.

Staff comment:

2. Selling Security Holders, page 10 2. With respect to the shares to be offered for resale by Hudson Bay Master Fund, Ltd, please revise footnote 11 to state, if true, that Mr. Gerber exercises the voting and dispositive powers over the shares. Refer to Interpretation 140.02 of our Compliance and Disclosure Interpretations relating to Regulation S-K.

Response:

The Registration Statement has been revised to note that Mr. Gerber exercise voting and dispositive power over the shares beneficially owned by Hudson Bay Master Fund, Ltd. Please see page 11 of the Registration Statement.

Staff Comment:

3. Please provide all the appropriate undertakings required by Item 512 of Regulation S-K. It appears that Rule 430C of the Securities Act may be applicable and the undertaking in Item 512(a)(5)(ii) of Regulation S-K should be included. Further, advise why you have included the undertakings required by subsections (a)(5)(i), (a)(6) and (j) of Item 512.

Response:

The Registration Statement has been revised to include the appropriate undertakings and to delete those undertakings which are not applicable. Please see page II-2.

Staff Comment:

4. The signature page does not indicate the officer who is signing as the company’s controller or principal accounting officer. Note that any person who occupies more than one of the specified positions needs to indicate each capacity in which signatures are provided. See Instruction 2 to Signatures on Form S-3.

Response:

The Registration Statement has been revise specify that Robert Traversa is the Company principal accounting officer. Please see page II-4.

Staff Comment:

5. Please specify the amount of common stock being offered by the selling shareholders in the third paragraph of the legal opinion.

Response:

The third paragraph of the legal opinion has been revised to specify the amount of common stock that is being offered by the selling shareholders. The revised opinion has been included as exhibit 5.1.

The Company acknowledges that:

☒ should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☒ the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☒ the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Robert B. Ladd
Robert B. Ladd Chief Executive Officer (Principal Executive Officer)